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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              RADICA GAMES LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G73-42H107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            TIMOTHY R. BUSCH, c/o THE BUSCH FIRM, 2532 Dupont Drive,
                            Irvine, California 92612
                                 (949) 474-7368
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               FEBRUARY 15, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 24.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP No. G 73 4210 7                                          Page 2 of 3 Pages
---------------------                                          -----------------

1    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Timothy R. Busch, an individual - SS - (###-##-####)
     Lenawee Trust, A Trust - Tax I.D. No. (33-613657)
     Rad Partners LLC - (86-0845225)
     Gar Ken Enterprises, Inc. - (88-0380045)
     Timothy R. Busch 1998 Charitable Remainder Trust - (33-6232438)
     Stephan L. Busch 1998 Charitable Remainder Trust - (33-6232440)
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*
                                                                           a [X]
                                                                           b [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)

     PF and WC
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) OR 2(e)                              [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     Timothy R. Busch is an individual residing within and a citizen of the United States. Each of the entities was organized under and pursuant to the laws of the State of Nevada.
--------------------------------------------------------------------------------
                            7    Sole Voting Power

                                 1,742,082
                            ----------------------------------------------------
     NUMBER OF              8    Shared Voting Power
       SHARES
    BENEFICIALLY                 NONE
      OWNED BY              ----------------------------------------------------
        EACH                9    Sole Dispositive Power
      REPORTING
     PERSON WITH                 1,742,082
                            ----------------------------------------------------
                            10   Shared Dispositive Power

                                 NONE
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,742,082
--------------------------------------------------------------------------------
12   Check Box if Aggregate Amount in Row (11) Excludes Certain
     Shares 8 (See Instructions)                                             [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     9.92%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     Timothy R. Busch - IN
     Lenawee Trust - CO
     Rad Partners, LLC - CO
     Gar Ken Enterprises, Inc - CO
     Timothy R. Busch 1998 Charitable Remainder Trust - CO
     Stephen L. Busch 1998 Charitable Remainder Trust - CO
--------------------------------------------------------------------------------

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                                   SIGNATURE

         As of the close of business on February 15, 2001, the Reporting Persons may be deemed to beneficially own, in aggregate, 1,742,082 shares of common stock of the Issuer.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

February 15, 2001
                                        /s/ TIMOTHY R. BUSCH
                                        ---------------------------------
                                            Timothy R. Busch


                                        TIMOTHY R. BUSCH CHARITABLE REMAINDER
                                        UNITRUST DATED NOVEMBER 23, 1998


                                        By: /s/ RICARDO G. BRUTOCOA
                                            ---------------------------------
                                                Ricardo G. Brutocoa
                                                Trustee


                                        STEPHAN LYNN BUSCH
                                        CHARITABLE REMAINDER UNITRUST DATED
                                        NOVEMBER 32, 1998


                                        By: /s/ RICARDO G. BRUTOCOA
                                            ---------------------------------
                                                Ricardo G. Brutocoa
                                                Trustee


                                        LENAWEE TRUST, UNDER DECLARATION OF
                                        TRUST DATED DECEMBER 30, 1992


                                        By: /s/ GREGORY A. BUSCH
                                            ---------------------------------
                                                Gregory A. Busch
                                                Trustee


                                        By: /s/ DAVID L. KELIGIAN
                                            ---------------------------------
                                                David L. Keligian
                                                Trustee


                                        GAR KEN ENTERPRISES INC.


                                        By: /s/ DAVID B. HEHN
                                            ---------------------------------
                                                David B. Hehn


                                        RAD PARTNERS 1999 LLC


                                        By: /s/ TIMOTHY R. BUSCH
                                            ---------------------------------
                                                Timothy R. Busch
                                                Manager


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